Aflac Incorporated 3rd Quarter 2011 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2011	2010	2011	2010
Fixed charges:
Interest expense(1)	$51,574	$39,283	$143,200	$104,958
Interest on investment-type contracts	12,981	10,559	36,582	29,320
Rental expense deemed interest	261	230	782	712
Total fixed charges	$64,816	$50,072	$180,564	$134,990

Earnings before income tax(1)	$1,105,416	$1,054,681	$2,157,994	$2,917,788
Add back:
Total fixed charges	64,816	50,072	180,564	134,990
Total earnings before income tax and fixed charges	$1,170,232	$1,104,753	$2,338,558	$3,052,778

Ratio of earnings to fixed charges	18.1x	22.1x	13.0x	22.6x

(1)	Excludes interest expense on income tax liabilities